UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 20, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Apricus Biosciences, Inc.

File No. 333-227166 - CF#36740

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       Apricus Biosciences, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to a Form S-4 registration statement filed on August 31, 2018, as amended.

       Based on representations by Apricus Biosciences, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.33	through	September 21, 2020
Exhibit 10.34	through	March 6, 2020
Exhibit 10.35	through	March 6, 2020

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                    Brent J. Fields
                    Secretary